[Letterhead of Margo Caribe, Inc.]

November 18, 2005

VIA FAX (202) 772-9368
AND EDGAR SYSTEM

Mr. Karl Hiller
Ms. Lily Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20459-7010

RE:   Margo Caribe, Inc. (the “Corporation”)
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 8-K/A
Filed May 5, 2005
File No. 000-15336

Dear Mr. Hiller and Ms. Dang:

We hereby acknowledge the receipt of your letter dated October 19, 2005 (the “Comment Letter”). Management has carefully reviewed your comments to the referenced reports filed the Corporation. We hereby respond to each item included in the Comment Letter, following the same order and reference number as in your letter.

We have responded to your comment regarding the Corporation’s Form 10-KSB for the fiscal year ended December 31, 2004 by including language in Note 13 to the unaudited financial statements included in the Corporation’s Form 10-QSB for the quarter ended September 30, 2005 (the “3Q05- 10QSB”). The Corporation intends to include such a statement in the notes to its audited financial statements to be included as part of its Form 10-KSB for the fiscal year ended December 31, 2005.

While management believes that the incorporation of the Commission’s comments will enhance the quality of the Corporation’s disclosure relating to its acquisition of substantially all the assets of State-Line Bark & Mulch, Inc., we believe the issues identified in the comments are not sufficiently significant to require amendments to the previously filed reports.

United States Securities and Exchange Commission
November 18, 2005

As mentioned above, the Corporation has incorporated your comments in its 3Q05-10QSB as detailed in our responses below.

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Note 22 - Subsequent Events, page F-26

1.
We understand that you acquired substantially all of the assets and assumed certain liabilities and the operations of State-Line Bark & Mulch, Inc. on February 16, 2005 in exchange for $2,600,000 in cash. However, based on disclosures in the Form 8-K/A that you filed on May 5, 2005, it appears you may have also acquired some assets and liabilities that did not belong to this entity.

Response:

Effective February 16, 2005, Margo State Line, Inc. (“Margo State Line”), a wholly-owned subsidiary of the Corporation, acquired substantially all the assets and liabilities of State-Line Bark & Mulch, Inc. (“SLBM”), which included all the assets presented in SLBM financial statements as of such date. In addition, real estate consisting of a building and a parcel of land of approximately 100 acres was acquired from SLBM related parties in connection with the transaction.

While the legal owner of the above-referenced real property were Mulch Masters Inc., a company controlled by the stockholders of SLBM (collectively, the “Affiliates”), the truth is that the stockholders of SLBM did not maintain proper segregation of assets and liabilities between their companies. This is primarily because SLBM was organized as a Sub-Chapter S corporation, and as such, all the revenues and expenses of all controlled entities were combined on the stockholders’ personal income tax returns. Frankly, the stockholders of SLBM ran SLBM and their other controlled entities as “Mom and Pop Operations.”

In connection with the SLBM acquisition, an asset purchase agreement was executed among SLBM, the stockholders of SLBM and Margo State Line (the “Asset Purchase Agreement”). Schedule 1.7 — Purchase Price Allocation of the Asset Purchase Agreement listed all the assets acquired and the liabilities assumed in connection with the transaction. As set forth in Schedule 1.7, the purchase price of $2,600,000 included, $450,000 and $200,000 allocated to Land and Building, respectively. Two separate Agreements for the Purchase and Sale of Real Property, dated as of February 9, 2005, were executed among Mulch Masters, Inc., the stockholders of SLBM and Margo State Line, to formalize the purchase of the real property. All of these agreements we filed as exhibits to the Corporation’s Form 8-K, filed with the Commission on February 23, 2005.

United States Securities and Exchange Commission
November 18, 2005

For the 3Q05-10QSB filing, we have revised the disclosure relating to the acquisition as follow:

Note 13 - Acquisitions (Excerpt)

On February 16, 2005, the Company, through its wholly-owned subsidiary, Margo State Line, Inc., acquired substantially all the assets (except for real estate) and assumed certain liabilities and the operations of State-Line Bark & Mulch, Inc. (SLBM), a Georgia corporation, pursuant to an asset purchase agreement. Real estate consisting of a building and a parcel of land of approximately 100 acres was acquired from SLBM related parties in connection with the transaction. The results of operations of SLBM have been included in the Company’s consolidated results of operations beginning February 17, 2005. SLMB was engaged in the manufacturing and sale of bark and premium cypress and pine mulch, as well as several composted and potting soils. SLMB products were primarily marketed within the United States.

…

At the date of the purchase, out of the total purchase price due to the Sellers, the Company deposited $740,000 in two escrow accounts to cover any contingencies and expenses related to potential environmental issues affecting a portion of the acquired land (less than 10%) is subject to and to cover the final purchase price of the Sellers’ real property. On September 3, 2005, the Company completed the acquisition of the Sellers’ real property used in SLBM’s business, consisting of approximately 100 acres. Therefore, $640,000 held in the escrow accounts was released to the Sellers as the purchase price of the real property.

Please refer to pages 15 - 16 of the 3Q05-10QSB for the full text of Note 13.

United States Securities and Exchange Commission
November 18, 2005

Form 8-K/A Filed May 5, 2005

Exhibit 99.1

Independent Auditor’s Report

Financial Statements of State-Line Bark & Mulch, Inc.

2.
We note that State-Line’s independent auditor issued a qualified opinion as a result of State-Line’s departure from U.S. GAAP for matters described in Note D. Please be advised that qualified auditor’s opinion and financial statements not prepared in accordance with U.S. GAAP are not acceptable in SEC Filings, as explained in SAB Topic 1:E.2, for purposes of complying with regulation S-B Item 310. Accordingly,

(a)
Please amend to present the financial statements of State-Line in accordance with U.S. GAAP, which should reflect only assets and liabilities that State-Line owns, and income and expense items for which State-Line is accountable.

(b)	Please revise the State-Line Statement of Income to reflect depreciation expense attributable to cost of goods sold in its gross profit measure.

(c)	In conjunction with the foregoing, you will need to obtain a new audit of State-Line’s amended financial statements.

Response:

SLBM’s financial statements have been amended as you requested. The Corporation will file an Amended Form 8-K to present the audited financial statements of SLBM for the years ended December 31, 2004 and 2003.

Exhibit 99.2

Unaudited Pro Forma Financial Information

3.
Please review your pro forma financial statements to reflect adjustments that are necessary to comply with the preceding comment. If you also acquired the assets and liabilities that the auditor indicates do not belong in the State-Line financial statements, you should include separate adjustments for these items, as well as a narrative describing the terms of the additional transaction. Please disclose the amount and form of consideration conveyed, and the nature if the additional items acquired.

United States Securities and Exchange Commission
November 18, 2005

Response:

Please refer to Exhibit to Comment #3 for a copy of the revised pro forma disclosures. In addition, the Corporation will file and Amended Form 8-K to present the revised unaudited pro forma financial information as of December 31, 2004.

*****

The Corporation hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the responses above or need any additional clarification please do not hesitate to contact the undersigned.

Sincerely,

/s/ Luis R. Carrasquillo
Luis R. Carrasquillo
Senior Vice President and Chief Financial Officer

c: Audit Committee Members

Exhibit to Comment #3

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of income for the year ended December 31, 2004, as well as the unaudited pro forma consolidated balance sheet as of December 31, 2004, were prepared to reflect the estimated effects of the acquisition of substantially all of the assets of State-Line Bark and Mulch, Inc. (“SL”) and certain other additional assets (primarily real estate) acquired from a related party of SL (collectively, the “Acquired Assets”) by Margo Caribe, Inc. (“Margo”), through a newly created wholly owned subsidiary, Margo State Line, Inc. Accordingly, the pro forma balance sheet assumes that the Acquired Assets and the liabilities assumed will be consolidated into Margo, the holding company, as required by generally accepted accounting principles, and that this acquisition occurred on December 31, 2004. Certain adjustments were made to reflect the fair value of the Acquired Assets as of the acquisition date.

The unaudited pro forma consolidated statement of income assumes that the acquisition occurred on January 1, 2004. In addition, the unaudited pro forma consolidated balance sheet was prepared to reflect the funds borrowed from a major stockholder of Margo in February 14, 2005 in connection with the acquisition. Based on all of the above, actual results may differ from those presented in the attached pro forma consolidated unaudited financial statements.

Under the purchase method of accounting, the total purchase price, as further described in Note 1 to these unaudited pro forma consolidated financial statements, is allocated to identifiable tangible and intangible assets acquired, based on their estimated fair values as of the acquisition date. Differences may arise based on the amount of net assets acquired as of December 31, 2004, the date of these pro forma financial statements, and February 16, 2005, the date of this acquisition. The related adjustments are presented in the column of adjustments and eliminations.

The unaudited pro forma financial information presented is derived from the audited financial statements of SL as of and for the year ended December 31, 2004. The unaudited pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Margo, including the notes thereto, appearing on Form 10-KSB for the year ended December 31, 2004.

The unaudited pro forma financial information does not purport to be indicative of the results of operations or financial condition that would have been reported had the events occurred on the dates indicated, nor does it purport to be indicative of the results of operations, or financial condition that may be achieved in the future.

MARGO CARIBE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)

	As of December 31, 2004
	(a) Margo Caribe, Inc. and Subsidiaries	(a) State Line Bark and Mulch, Inc.	(k) Other Assets Acquired / Other Liability Assumed	Adjustments and Eliminations		Pro Forma
ASSETS
Current Assets:
Cash and equivalents	$234,872	$-	$-	$400,000	(b)	$634,872
Restricted cash	500,000	-	-			500,000
Accounts receivable, net	2,128,901	271,121	-	(67,210)	(c)	2,332,812
Inventories	2,777,044	304,077	-	43,475	(d)	3,124,596
Due from related entity	42,479	34,006	-	-		76,485
Deferred tax asset	11,400	-	-	-		11,400
Property held for sale, net	156,455	-	-	-		156,455
Prepaid expenses and other current assets	353,610	51	-	-		353,661
Total current assets	6,204,761	609,255	-	376,265		7,190,281

Property and equipment, net	2,143,178	288,710	206,454	804,295	(e)	3,442,637
Land held for future development	1,131,127	-	-	-		1,131,127
Investment in unconsolidated subsidiary	535,099	-	-	-		535,099
Covenant not to compete	-	-	-	300,000	(f)	300,000
Goodwill	-	-	-	1,100,211	(g)	1,100,211
Other assets	126,513	-	-	-		126,513

Total assets	$10,140,678	$897,965	$206,454	$2,580,771		$13,825,868

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank overdraft	$-	$18,251	$-	$(18,251)	(h)	$-
Current portion of long-term debt	114,503	-	-	-		114,503
Notes payable	2,886,967	233,388	-	1,618	(i)	3,121,973
Accounts payable	1,129,067	89,928	-	52,238	(c)	1,271,233
Accrued expenses	213,922	581	-	1,062	(i)	215,565
Total current liabilities	4,344,459	342,148	-	36,667		4,723,274
Other liabilities	66,813	-	-	-		66,813
Long-term debt, net of current portion	67,492	246,372	55,624	-		369,488
Note payable to major stockholder	1,000,000	-	-	2,600,000	(b)	3,600,000
Total liabilities	5,478,764	588,520	55,624	2,636,667		8,759,575

Shareholders’ equity:
Preferred stock, $0.01 par value; 250,000 shares authorized, no shares issued	-	-	-	-		-
Common stock, $.001 par value; 10,000,000 shares authorized, 2,263,109 and 2,198,709 shares issued, 2,223,389 and 2,158,989 shares outstanding in 2004 and 2003, respectively	2,263	10,000	-	(10,000)	(j)	2,263
Additional paid-in capital	5,706,907	-	-	-		5,706,906
Retained earnings (deficit)	(809,043)	299,445	150,830	(45,896)	(f), (j)	(404,663)
Deferred stock compensation	(141,925)	-	-	-		(141,925)
Treasury stock, 39,800 common shares, at cost	(96,288)	-	-	-		(96,288)
Total shareholders’ equity	4,661,914	309,445	-	(55,896)		4,966,293
Total liabilities and shareholders’ equity	$10,140,678	$897,965	$206,454	2,580,771		$13,825,868

See accompanying note 3 to unaudited pro forma consolidated balance sheet.

MARGO CARIBE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Year ended December 31, 2004
	(a) Margo Caribe, Inc. and Subsidiaries	(a) State Line Bark and Mulch, Inc.	Adjustments and Eliminations		Pro Forma

Net sales	$8,422,531	$3,232,673	$(228,942)	(b)	$11,426,262
Cost of sales	5,859,617	1,520,297	(228,942)	(b)	7,150,972
Gross profit	2,562,914	1,712,376	-		4,275,290
Selling, general and administrative expenses	3,326,703	1,373,621	(31,636)	(e)	4,688,688
(Loss) income from operations	(763,789)	338,755	-		(393,398)
Other income (expense):
Interest income	8,062	110	-		8,172
Interest expense	(114,151)	-	(139,500)	(d)	(253,651)
Equity in earnings (losses) of unconsolidated subsidiary	110,942	-	-		110,942
Commissions from unconsolidated subsidiary	201,080	-	-		201,080
Loss from damages caused by Tropical Storm Jeanne, net	(78,020)	-	-		(78,020)
Amortization of covenant not to compete	-	-	(100,000)	(c)	(100,000)
Miscellaneous income	19,279	-	-		19,279
Total other income (expense), net	147,192	110	(239,500)		(92,198)
(Loss) income before deferred income tax benefit	(616,597)	338,865	(207,864)		(485,596)
Deferred income tax benefit	-	-	-		-
Net (loss) income	($616,597)	$338,865	$(207,864)		$(485,596)
Basic (loss) income per common share	($0.28)				($0.22)
Diluted (loss) income per common share	($0.28)				($0.22)
Weighted average shares outstanding

Basic	2,186,717				2,186,717

Diluted	2,186,717				2,186,717

See accompanying note 4 to unaudited pro forma consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Pro Forma Presentation:

On February 16, 2005, Margo State Line, Inc. (“MSL”), a wholly owned subsidiary of Margo Caribe, Inc., (“Margo”) acquired substantially all of the assets of State Line Bark and Mulch, Inc., a privately held Georgia corporation (“SL”) and certain other assets (primarily real estate) from a related party of SL, pursuant to the terms and conditions of an Asset Purchase Agreement dated February 16, 2005 (the “Agreement”). Pursuant to the terms of the Agreement, MSL acquired these assets for an aggregate consideration of approximately $2.6 million in cash and assumed liabilities amounting to approximately $690,000.

The parties also agreed that $740,000 of the purchase price will be held in two (2) escrow accounts by independent escrow agents, as security for indemnification of any claim MSL may have under the agreement. Additionally, $300,000 of the total purchase price was allocated to a non-competition agreement for a three-year period which disallows the former owners of SL from conduct a similar business, subject to certain conditions, as further discussed in the Agreement.

Under the purchase method of accounting, the total purchase price was allocated as shown in the following table to the estimated fair values (in thousands) of the assets acquired and liabilities assumed at the date of acquisition. Differences arise based on the amount of net assets acquired as of the purchase date (February 16, 2005), the date of these pro forma financial statements, and December 31, 2004. These differences arise due to the results of SL’s operations during the period between December 31, 2004 and February 16, 2005, as well as certain working capital adjustments, the repayment of long term debts, and new accounts payable that arose during the period from December 31, 2004 and the acquisition date. Also, the pro forma unaudited balance sheet presents certain adjustments to the assets and liabilities to present them as their estimated fair value as of the acquisition date, since such values were not readily available as of December 31, 2004. All such adjustments were presented in the “Eliminations and Adjustments” column in the pro forma unaudited balance sheet.
(Unaudited)
February 16, 2005

Trade receivables	$242,913
Inventories	347,552
Land	450,000
Other current assets	51
Property and equipment, net	849,459
Non-competition agreement	300,000
Goodwill	1,100,211
Total assets acquired	$3,290,186

Accounts payable	(181,168)

Accrued expenses	(871)

Notes Payable	(508,147)

Total purchase price	$2,600,000

The actual results of SL will be included in Margo consolidated financial statements beginning February 17, 2005, the day following the date of the acquisition.

Note 2 - Pro Forma Adjustments and Eliminations:

Pro forma adjustments are necessary to reflect the purchase price, to adjust the amounts related to SL’s net tangible and intangible assets to the fair value as determined as of the acquisition date, and to reflect the amortization expense related to the non-competition agreement. Intercompany balances and transactions between Margo and SL have been also eliminated.

Note 3 - Notes to Unaudited Pro Forma Consolidated Balance Sheet:

a)	Reflects the audited balance sheets of the companies as of December 31, 2004.

b)
Reflects the cash received from a major stockholder of Margo for the total consideration paid ($2,600,000) to acquire the SL assets, plus $400,000, which were deposited in the new cash account created upon the acquisition.

c)
Reflects the elimination of accounts receivable and accounts payable between the respective companies, primarily related to the normal course of operations ($39,002) and an adjustment to adjust SL’s accounts receivables ($28,208) and accounts payable ($91,240) to the balances as of the acquisition date.

d)	Adjusted to reflect the inventory book balance as of the acquisition date.

e)	Adjusted to reflect fixed assets balance at its fair value as of the acquisition date.

f)	Adjusted to record the non-competition agreement as if the acquisition had occurred on December 31, 2004.

g)	Adjusted to record the goodwill resulting from the difference between the total consideration paid and the assumed liabilities; and the fair value of assets acquired as of the acquisition date.

h)	Adjusted to eliminate the bank overdraft in SL’s financial statements as of December 31, 2004 covered by former owners before the acquisition date.

i)	Adjusted to reflect balances as of acquisition date.

j)	Adjusted to reflect the elimination of the equity of SL as of December 31, 2004.

k)	Represents real estate (and the related long term debt) acquired from Mulch Masters Inc. (MMI) and SL’s stockholders, in connection with the acquisition.

Note 4 - Notes to Unaudited Pro Forma Consolidated Statement of Income:

a)
Reflects the audited income statements of the companies. Certain reclassifications have been made to the historical financial statements to conform them to the presentation used for this pro forma unaudited consolidated statement of operations.

b)	Adjusted to eliminate the revenues and cost of sales related to sales SL made to Margo during the year ended December 31, 2004.

c)	Reflects the amortization of the non-competition agreement, as shown in Note 1, for the year ended December 31, 2004.

d)	Reflects the adjustment to recognize the interest expense over the note payable to major stockholders during the year ended December 31, 2004.

e)
Reflects adjustments to recognize pro-forma expenses (assuming that the acquisition occurred January 1, 2004), including (i) depreciation expense over the acquired building of $5,000; (ii) interest expense over the mortgage note payable related to the building for $5,364; and (iii) the elimination of rent expense recognized within the audited financial statements of SL amounting to $42,000.